Exhibit 33

Compensation Agreement

The following sets forth the terms and conditions of a compensation agreement, effective as of November 10, 2008, to be entered into by Arbios Systems Inc., a Delaware corporation (”Arbios”), and Scott Hayashi, (the “Consultant”).

Statement of Work:

The Consultant will during the Term (as hereinafter defined) market and make recommendations to the Board of Directors of Arbios for the sale, license and/or financing of SEPET, negotiate with current creditors and manage the finances of the company. The Term shall commence from November 10, 2008 through and including December 31, 2008, and will include payment for services rendered for the month of October, unless earlier terminated by either the Consultant or Arbios upon thirty (30) days’ prior written notice to the other party. The following actions will be performed:

▪	Negotiate with current creditors in an effort to reduce current liabilities
▪	Assist in identifying and engaging prospective purchasers, licensors and investors and assist in negotiating closure of such transactions.
▪	Manage the company’s finances/budget and prepare Regulatory filings (e.g. SEC)
▪	Work closely and provide reports to the Board of Directors of all such efforts.
▪	Take such other actions as reasonably requested by the Arbios Board which are consistent with and for the purpose of implementing the transactions contemplated hereby.

Proceeds:

Proceeds are defined to mean all cash proceeds realized from the sale, licensure and/or financing of Arbios’ assets and collected from all purchasers and licensors identified by and with whom substantive discussions were carried on by the Consultant during the Term. At the end of the Term, the Consultant will provide a list of purchasers and licensors with whom substantive discussions were carried on by the Consultant.

“Expenses” will not exceed $15,000 and will only include payments made for the following services:

▪	Equipment auction
▪	Travel
▪	IT equipment consultant
▪	Telephone & utilities
▪	Expenses incidental to any asset sales, lease or license, or operating out of the Pasadena office

The Consultant will use the Arbios office in Pasadena to conduct business on Arbios’ behalf. Payment for any associated Expenses and any other reasonable and documented expenses are the responsibility of Arbios.

Base Compensation:

Throughout the Term, the Consultant will receive $6,500 per month.

Payments will be made to the extent Arbios has sufficient liquidity on hand. The determination of liquidity shall be made from time to time by the Arbios Board of Directors. Any payments not made in a timely manner hereunder shall be made at such time as there is sufficient liquidity to make such payments as determined as provided for herein.

Additional Incentive Commission Structure:

Sale, licensure or financing of SEPET and related intellectual patent portfolio and equipment (“SEPET Assets”):

If the Consultant assists in selling, licensing or financing the SEPET Assets and the transaction closes prior to January 31, 2008, the Consultant will receive a cash bonus to be awarded in the sole discretion of the Board after taking into account the timing, size and structure of the transaction. An additional cash bonus may be awarded to the consultant based on the consultant’s performance in managing the company’s finances. Once again, any bonuses will be awarded in the sole discretion of the Board.

Miscellaneous:

▪
If any term or other provision of this term sheet is invalid, illegal or incapable of being enforced by virtue of any law, or public policy, all other conditions and provisions of this term sheet shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this term sheet so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible

Witness whereof, the parties have executed this Compensation Agreement on the date below

Dated:	Arbios Systems, Inc.,

	By:	/s/Thomas Tully
Thomas Tully
Compensation Committee Chairman

Scott Hayashi

By:	/s/ Scott Hayashi